Mail Stop 4561

September 30, 2005

A. Roger Guimond
1st Franklin Corporation
213 East Tugalo Street
Post Office Box 880
Toccoa, GA 30577

      Re: **1st Franklin Corporation**
              Amendment No. 1 to Registration Statement on Form S-2
              Filed September 12, 2005
              File No. 333-126589
              Annual Report on Form 10-K
              File No. 002-27985

Dear Mr. Guimond:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>In General</u>

1. Please make sure the prospectus contains page numbers.

2. Please confirm that the registrant will file a prospectus supplement at the time of each interest rate adjustment, which you indicate occurs each week. Please see telephone interpretations D 21 and 22.

Summary

3.   Revise the Summary to disclose the notice procedures for note holders whose notes are maturing or when they reach an interest adjustment date.

4.   Revise your Summary Description of the Debentures to clarify that the term of the notes and any extended term will be up to four years, depending on the interest adjustment options chosen by the note holder at the time of purchase.

5.   Revise the Summary to disclose the assets, earnings, capital at the end of each of the last three years and at the end of the most recent quarter.

Risk Factors

6.   Revise this section to include a risk factor that discusses the fact that your company is not rated by any Nationally Recognized Statistical Rating Agency and therefore the interest rate paid on the notes may not fully capture the credit risk that the investor is accepting by purchasing your notes.

7.   Revise this section to discuss the risks First Franklin faces due to political concern about the types of your loans and other products that you offer. We note that the Georgia legislature has taken steps to address "predatory lending" causing other consumer finance companies to cease operations in Georgia.

Description of the Debentures

8.   Revise this section to include a description of the interest payment features of the notes. Also, revise this section and the Summary to discuss the procedures for the note holder to demand payment of accrued interest and any ability of First Franklin to refuse to pay interest subject to such a demand.

Established Features of the Debentures

9.   Your added disclosure in response to comment 4 does not address the specific factors taken into consideration to change the interest rates. Please elaborate on the "interpretation of conditions" mentioned in the Established Features of the Debentures section.

10.   In your explanation of the Interest Adjustment process, you state that the holder can redeem the debenture without penalty on the "interest adjustment date," otherwise; the debenture will be automatically extended for a second period equal to the first at the new interest rate. Please clarify how many days each holder will have before the note is extended to provide notice of their decision to have their notes redeemed on the maturity date.

11.   We note that you will notify each holder of debentures of the new interest rate 7 days prior to the end of each interest adjustment period; however, this is not enough notice to holders. In the no action letter to Xerox Credit Corporation, available June 16, 1983, the staff granted no action relief for extending notes where the company gave note holders thirty days notice of a rate adjustment. Also, the notice informed the note holder of the interest rate that the company would pay on the notes. Please revise your disclosure to provide investors with notices of similar length and informational content.

12.   Please disclose whether you intend to provide an updated prospectus to holders in order to facilitate their investment decision.

Extension after Maturity

13.   Revise this section to discuss in greater detail the steps that investors must take in order to demand that their notes are paid at the interest adjustment/maturity date.

Form 10-Q for the Quarter Ended June 30, 2005

14.   Please revise your Form 10-Q to disclose if there were any changes that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308 (c) of Regulation S-K.

Marketing Materials

15.   Revise your marketing materials to clarify that First Franklin is not a bank and therefore investors rely upon First Franklin's ability to repay notes alone for security for their investment.

16.   Revise the materials to discuss the rollover provisions of the notes and the requirement that investors must make a demand for interest payments prior to maturity.

17.   The marketing materials and radio advertisement spots appear not to contain information sufficient to qualify as a Section 10(a) prospectus. Please advise the staff how you ensure that everyone who receives these materials or hears these advertisements has received a 10(a) prospectus prior to hearing or receiving the materials. Alternatively, provide us with your analysis regarding how the use of these materials does not violate Section 5 of the Securities Act of 1933.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3419 with any other questions.

Sincerely,

Christian Windsor
Special Counsel

CC: Mark L. Hanson
        Jones Day
        1420 Peachtree Street, N.E.
        Suite 800
        Atlanta, Georgia 30309